ARNOLD & PORTER KAYE SCHOLER LLP

Three Embarcadero Center, 10th Floor

San Francisco, California 94111

December 10, 2021

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Geoff Kruczek
Special Counsel

Anne Parker
Office Chief

Re:	Asia Pacific Wire & Cable Corp Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed September 2, 2021
File No. 333-257970

Dear Mr. Kruczek,

This letter responds to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 19, 2021 (the “Comment Letter”) with respect to the above-referenced Registration Statement (the “Registration Statement”). On behalf of Asia Pacific Wire & Cable Corp Ltd (the “Company”), we are responding to the Comment Letter, as set forth below.

The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Company’s response. With this letter, and bearing the same date, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

***

Amendment No. 1 to Form F-1 filed September 2, 2021

Prospectus Cover Page, page i

1.

Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment, the Company has updated its Registration Statement by filing Amendment No. 2 to include updated disclosures regarding the Company’s current intentions to distribute earnings, settle amounts owed under agreements, or make transfers, dividends, or distributions. Please see the revised disclosures commencing on page 10 (Prospectus Summary), on page 37 (Risk Factors), and on page 46 (Dividend Policy) of Amendment No. 2.

Prospectus Summary, page 8

2.

Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

We respectfully refer the Staff to page ii (About this Prospectus) of the Registration Statement, which states that “[t]his prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction where it is unlawful to make such offer or solicitation. For investors outside of the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.”

Accordingly, the Company is not making any public offering in foreign jurisdictions where such public offering would be unlawful. As to whether any foreign approvals would be required in order to make an offering in a foreign jurisdiction lawful, the Company is unable to determine, based on the information available to the Company, the location of each of its shareholders for purposes of the applicable foreign securities law analyses, given shareholdings of record in “Street” name and uncertainty around the actual residence or location of individual beneficial owner shareholders. Notwithstanding the foregoing, responsive to the Staff’s comments, the Company has updated its Registration Statement by filing Amendment No. 2 to include disclosures addressing the Staff’s comment, including concerning Bermuda securities laws (where the Company is formed), Taiwanese securities laws (where our controlling shareholder maintains its corporate headquarters) and risks associated with any applicable foreign securities laws. Please see the disclosures on page 11 (Prospectus Summary), page 40 (Risk Factors) and pages 58 - 59 (The Rights Offering) of Amendment No. 2.

Risk Factors, page 16

3.

Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

In response to the Staff’s comment, the Company has updated its Registration Statement by filing Amendment No. 2 to include disclosure with respect to the Accelerating Holding Foreign Companies Accountable Act (if enacted) and the risk it presents to our investors. Please see the disclosure on page 30 (Risk Factors) of Amendment No. 2.

We trust the foregoing is responsive to the Staff’s comments. If you have any additional comments or questions, please do not hesitate to contact the undersigned at ben.fackler@arnoldporter.com or (415) 471-3125, or Isaac Chao at isaac.chao@arnoldporter.com or (415) 471-3126.

Sincerely,

/s/ Benjamin Fackler
Benjamin Fackler

Enclosures

cc:	Ivan Hsia
Daphne Hsu
James Lu
Lucy Tsai
(Asia Pacific Wire & Cable Corp. Ltd)

Isaac Chao
(Arnold & Porter Kaye Scholer LLP)